Exhibit 21

Subsidiaries of Big Heart Pet Brands

The entities listed below are direct or indirect wholly-owned subsidiaries of Big Heart Pet Brands.

Subsidiaries	Jurisdiction of Incorporation
DLM Foods Canada Corp.	Canada
Milo’s Kitchen, LLC	Delaware
Meow Mix Decatur Production I LLC	Delaware
Natural Balance Organic Formulas, Inc.	California
Natural Balance Pet Foods, Inc.	California
Nature’s Recipe, LLC	Delaware